SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE INC. REPORTS Q3 POSITIVE EBITDA ON 448% REVENUE

GROWTH WHEN COMPARED TO THE SAME PERIOD LAST YEAR

November 30, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of promotions marketing, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), is pleased to announce its third quarter fiscal 2015 results for the quarter ending September 30, 2015. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. Snipp reports Q3 2015 revenue of CAN$4.75 million (US$3.63 million), adjusted EBITDA of CAN$0.17 million (US$0.13 million) and net income of CAN$82,833 (US$63,294). A copy of the complete unaudited financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com). Exchange rates used for USD to CAD conversions are listed at the end of the press release.

Q3 2015 Financial Summary

(Refer to Non-GAAP Measures, EBITDA/Adjusted EBITDA and Gross Margin discussion below)

•

Revenue of CAN$4.75 million, a 448% increase over the same quarter last year and the 15th consecutive quarter where revenue has grown when compared to the same period in the previous year.

•

Revenue growth was driven by an increase in the total number of campaigns executed as well as a growth in the average campaign size.

•

Q3 USD Re-occurring revenue was 15% of total revenue in comparison to 10% for Q2.

•

Gross Margin of 77.3%. The Company defines Gross Margin as revenue less campaign infrastructure costs.

•

Positive EBITDA of CAN$115,198 (US$88,025), represents 50% growth compared to the same period last year.

•

EBITDA profitability was driven by high margin promotions and continued increase in re-occurring and long term revenue as part of the total revenue mix.

•

Positive adjusted EBITDA of CAN$171,707 (US$131,204) which excludes one-time acquisition and integration costs from the acquisition of HIP Digital Media Inc. ("Hip Digital").

•

CAN$15.4 million (US$11.6 million) of current assets with CAN$9.6 million (US$7.2 million) of working capital.

•

CAN$9.0 million (US$6.7 million) of cash and equivalents, with no outstanding bank debt along with Accounts Receivable of CAN$5.7 million (US$4.3 million)

Corporate Highlights

•

Launched 56 new programs and signed 3 New Master Service Agreements with a record increase in average campaign values for Q3 2015.

•

Robust sales pipeline exceeding CAN$20 million (US$15 million)

•

642% revenue growth in the first nine months of 2015 versus the comparable period in 2014.

•

Completed the acquisition and integration of HIP Digital.

•

Strengthened core team with the appointment of Rahoul Roy as Chief Legal Officer & EVP, Corporate Development and the appointment of Tom MacIssac, Cove Street Partners to the Advisory board to focus on driving the growth of the Company through strategic mergers and acquisitions.

•

Strengthened Snipp's board of directors by appointing Michael Cannata, an IP Expert as additional independent board member and member of the Audit Committee and Compensation Committee.

"Q3 was an excellent quarter. Snipp was able to demonstrate profitability, an extremely high margin, growth in our re-occurring revenue streams and strong overall sales growth. The integration of our two acquisitions earlier in the year have proceeded optimally and have started to generate considerable value for the Company. We have a robust sales pipeline today, the majority of which is loyalty-related work, a lions share of which utilizes our SnippCheck receipt processing solution. This is a great testament to the fact that both our execution and acquisition strategy in 2015 has worked. We are now well positioned for 2016, not only to grow the business organically with an increasing proportion of long term re-occurring revenue streams but also given our Balance Sheet strength, to exploit the significant opportunity that exists to acquire and roll up the promotions and loyalty marketing industry in North America" stated Atul Sabharwal, Founder & CEO of Snipp.

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include EBITDA, adjusted EBITDA, and Gross Margin. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA / Adjusted EBITDA

EBITDA, defined as earnings before interest, taxes, stock-based compensation, depreciation and amortization, is not a financial measure that is recognized under GAAP. Investors should be cautioned that EBITDA should not be construed as an alternative measure to net earnings determined in accordance with GAAP. Adjusted EBITDA removes one-time acquisition and integration expenses associated with the acquisition of Hip Digital (the "Hip Digital Acquisition") that closed on June 10, 2015.

The following is a reconciliation of operating income (loss) to EBITDA and adjusted EBITDA:

	Three months ended September 30, 2015
	CAD	USD
Operating income (loss) (1)	($892,378)	($681,881)
Add:
Depreciation	$8,086	$6,179
Amortization	$54,395	$41,564
Stock-based compensation	$945,095	$722,163

EBITDA	$115,198	$88,025

Add: adjustment for one-time acquisition and integration costs (Hip Digital Acquisition)	$56,508	$43,179

Adjusted EBITDA	$171,706	$131,204

Notes:

(1)The Company defines operating income (loss) as net income (loss) before interest income, foreign exchange, loss on marketable securities, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity.

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

The following is a calculation of Gross Margin:

	Three months ended September 30, 2015		Three months ended September 30, 2014
	CAD	USD	CAD	USD
Revenue	$4,752,640	$3,631,573	$866,976	$796,194
Less:
Campaign infrastructure	$1,081,103	$826,089	$386,135	$354,610

Gross Margin	$3,671,537	$2,805,484	$480,841	$441,584

Exchange rates used for USD to CAD based on Bank of Canada rates:

1.3087 Three months ended September 30, 2015 (average)

1.2598 Nine months ended September 30, 2015 (average)

1.0889 Three months ended September 30, 2014 (average)

1.0942 Nine months ended September 30, 2014 (average)

1.3345 as at September 30, 2015

For More Information

In conjunction with this announcement, Snipp management will be holding a conference call on Thursday December 3, 2015, at 10:00 A.M. Eastern Standard Time to discuss the Company's results for Q3 fiscal 2015.

Q3 2015 CONFERENCE CALL DETAILS:

DATE:

Thursday, December 3, 2015

TIME:

10:00 A.M. EST

DIAL IN NUMBER:

Local / International: 647-788-4922

North American Toll Free: 877-291-4570

REPLAY NUMBER

Local / International: 416-621-4642

North American Toll Free: 800-585-8367

Conference ID: 87462501

About Snipp:

Snipp's incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp's unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.